MATTHEW OGURICK

Partner

DIRECT TEL: 212-326-0243

FAX: 212-326-0806

mogurick@pryorcashman.com

July 25, 2024

Via Edgar

Mr. Michael Purcell

Ms. Karina Dorin

Mr. John Hodgin

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HNR ACQUISITION CORP
Amendment No. 3 to Registration Statement on Form S-1 Filed July 1, 2024 File No. 333-275378

Lady and Gentleman:

On behalf of our client, HNR Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 4 to the Registration Statement on Form S-1 of the Company (“Amendment No. 4”), marked to indicate changes from the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2023.

Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated July 17, 2024 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Registration Statement in Amendment No. 4 to update other disclosures in the Registration Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 3 to Registration Statement on Form S-1

Use of Proceeds, page 48

1.	We note you disclose that you will not receive any of the proceeds from these sales, except that you will receive proceeds from any exercise of the Private Warrants, the Private Placement Warrants, or the Public Warrants you are offering hereby in cash. Please revise to clarify that you are registering the resale of shares underlying the Private Warrants and Private Placement Warrants and the shares issuable upon the exercise of the Public Warrants.

Response:	In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that it will receive the cash proceeds from the exercise of the Private Warrants, Private Placement Warrants and Public Warrants, as it is registering the resale of shares underlying the Private Warrants and Private Placement Warrants and the shares issuable upon the exercise of the Public Warrants

Business of HNRA

Pogo Crude Oil and Natural Gas Data, page 71

2.

We have read your response to prior comment 6 and note your disclosure revisions under the sections “Preparation of Reserves Estimates” on page 71 and “Pogo Summary of Reserves” on page 73 clarifying the December 31, 2023 reserve report does not include the 10% overriding royalty interest not acquired in the Purchase and that the December 31, 2022 reserve does include the 10% overriding royalty interest not acquired in the Purchase because Pogo owned the entire interest as such time. However, the statement under the section “Pogo Crude Oil and Natural Gas Data” on page 71 indicates both the December 31, 2022 and December 31, 2023 reserve reports do not include the 10% overriding royalty interest not acquired in the Purchase. In this regard, we note the Exhibit Index indicates Cobb & Associates prepared two different reserves reports as of December 31, 2022.

Please revise the disclosure in paragraphs 1 and 3 on page 71 and in paragraph 1 on page 73 to include a specific reference to the relevant reserves report shown in the Exhibit Index. For example, the disclosure in paragraph 1 on page 71 should reference Exhibit 99.1 that excludes the 10% overriding royalty interest and the disclosure in paragraph 3 on page 71 and in paragraph 1 on page 73 should reference Exhibit 99.2 that includes the 10% overriding royalty interest. As part of the disclosure revisions on pages 71 and 73, also add a reference to Exhibit 99.3 regarding the year ended December 31, 2023.

Response:	In response to the Staff’s comment, the Company has revised the Registration Statement to further clarify whether the appropriate report being referenced includes or excludes the 10% overriding royalty interest not acquired in the Purchase. In addition, the Company has revised the Registration Statement to directly reference the relevant exhibit number when referencing a reserve report.

Leasehold Acreage, page 76

3.	We have read your response to prior comment 11 and note your disclosure revisions on pages 76 and 77 indicating you have no undeveloped acreage despite disclosing proved undeveloped reserves as of December 31, 2023. Please note undrilled acreage or acreage that is held by production but on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas regardless of whether such acreage contains proved reserves are undeveloped acres for the purpose of disclosure under Item 1208(b) of Regulation S-K. Please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has revised pages 76 and 77 of the Registration Statement to report undeveloped acreage consistent with Item 1208(b) of Regulation S-K, including to note that the Company has no undeveloped acreage because completed producing wells or wells capable of producing in economic quantities are located throughout the entirety of the acreage such that the acreage allocated to such wells for production on a spacing, allocated, unitized or pooled basis comprise the entire 13,700 acres leased by the Company.

Notes to Consolidated Financial Statements

Note 13-Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited)

Reserve Quantity Information, page F-33

4.	We have read your response to prior comment 13 but note the figures shown on page F-33 for the total proved natural gas, proved developed natural gas, total proved reserves and proved developed reserves on a Boe basis for the year ended December 31, 2023 continue to be inconsistent with the comparable figures presented on page 73 and in Exhibit 99.3. We reissue our prior comment.

Response:	In response to the Staff’s comment, the Company has revised Page F-33 of the Registration Statement to be consistent with the presentation in the remainder of the Registration Statement.

5.	We also note the figure for revisions to previous estimates presented in the reconciliation of the changes in total proved oil reserves for the year ended December 31, 2023 is inconsistent with the comparable figure in the discussion of this change on page F-34. Please revise your disclosure to resolve this inconsistency. Also ensure the figures for the individual line item changes reconcile to the total reserves for oil, natural gas and reserves on a Boe basis at the end of the period.

Response:	In response to the Staff’s comment, the Company has revised has revised Page F-33 of the Registration Statement to be consistent with the presentation in the remainder of the Registration Statement.

Standardized Measure of Discounted Future Net Cash Flows, page F-34

6.	Please correct the table header for the Predecessor shown as “For the year ended December 31, 2023” to “For the year ended December 31, 2022” to be consistent with the discussion in the preceding paragraph and the presentation on page F-35.

Response:	In response to the Staff’s comment, the Company has revised has revised Page F-34 of the Registration Statement to correct the table header.

General

7.	We continue to consider your response to prior comment 4 regarding your compliance with Rule 14e-5 in connection with entering into the forward purchase agreement and may have further comments.

Response:

Further to telephone conferences with the Staff that took place on July 17 and 19, 2024, regarding the Company’s compliance with Rule 14e-5 in connection with entering into the Forward Purchase Agreement (the “FPA”), the Company, as requested by the Staff, respectfully summarizes two points raised by the Staff and the Company’s responses thereto.

First, with respect to whether Meteora meets the definition of a “covered person” pursuant to Rule 14e-5(c)(3)(iv)—“[a]ny person acting, directly or indirectly, in concert with any of the persons specified in this paragraph (c)(3) in connection with any purchase or arrangement to purchase any subject securities or any related securities”—the Company maintains that Meteora does not satisfy this definition because the FPA provided only for the option, but not the obligation, for Meteora to purchase certain Recycled Shares and Additional Shares. Current Report (Form 8-K) (Nov. 3, 2023) (“FPA 8-K”), Item 1.01, at 1; id. Ex.1 (the FPA) at 4 (definition of “Additional Shares” providing Meteora sole authority to issue the Pricing Date Notice in order to purchase “any Additional Shares”); id. at 3 (same Pricing Date Notice option with respect to defining the “Recycled Shares” not already purchased on the open market prior to the redemption period). The Company maintains, therefore, that the optional structure of the FPA is not an “arrangement to purchase any subject securities” that renders Meteora a “covered person.” Furthermore, Meteora has not purchased any shares pursuant to the FPA, and, as consistent with the Company’s disclosure in the Registration Statement and its stated intentions, the Company is currently negotiating for the termination or rescission of the FPA with no additional shares issued pursuant to the FPA, and will update the Registration Statement to reflect all developments with respect to the FPA in future amendments. The Company appreciates that the Staff may not share its view that this structure exempts Meteora from status as a “covered person.”

Second, with respect to whether the FPA nonetheless complies with the conditions of Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022) (“C&DI 166.01”), specifically with C&DI 166.01’s requirement that “the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights,” the Company offers two responses: (1) Meteora expressly waived its right to redeem the 50,070 Recycled Shares purchased before the redemption period, and any Recycled Shares or Additional Shares that Meteora had the option to purchase after the redemption period were not afforded redemption rights. FPA 8-K, Ex. 1 (the FPA), at 3 (“[Meteora] shall have irrevocably waived all redemption rights with respect to such Shares as provided below in the section captioned ‘Transactions by Seller in the Shares’”); id.at 16 (“[Meteora] hereby waives the redemption rights . . . set forth in the Certificate of Incorporation in connection with the Purchase & Sale with respect to the Recycled Shares and the Additional Shares only during the term of this Confirmation”). (2) The Staff considered whether the Company’s reimbursement of Meteora for its pre-redemption period purchases of 50,070 Recycled Shares, to the extent made out of the Trust Account, could be considered a form of redemption. As the Company explained, however, the funds transferred to Meteora to reimburse its purchases of Recycled Shares came out of funds remaining in the Trust Account after the redemption of all shares. At liquidation, the issuer could properly use the remainder of the Trust Account funds for various payments after the public shareholders were redeemed, and some portion of these remaining funds were paid to Meteora. Meteora also expressly waived any interest in the funds in the Trust Account. FPA 8-K, Ex. 1 (the FPA), at 16 (“Trust Account Waiver”) (“[Meteora] hereby waives any and all right, title and interest, or any claim of any kind they have or may have during the term of this Confirmation, in or to any monies held in the Counterparty’s Trust Account and agrees not to seek recourse against the Trust Account in each case, as a result of, or arising out of, this Transaction; provided, however, that nothing herein shall . . . serve to limit or prohibit any claims that the Seller may have . . . [to] any funds that have been released from the Trust Account . . . .”). The transfer of funds to Meteora from the post-redemption remainder in the Trust Account was undertaken merely as a convenience during the flow of funds post-closing.

*       *       *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 4 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0243.

Very truly yours,

/s/ Matthew Ogurick
Matthew Ogurick

cc:	HNR Acquisition Corp

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